KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF FULL-YEAR AND FOURTH
QUARTER 2017 CONFERENCE CALL AND WEBCAST

Toronto, Ontario – February 13, 2018, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the full-year and fourth quarter of 2017 before the market opens on Wednesday, February 21, 2018. The Company will then host a conference call to review the results later that day (Wednesday, February 21, 2018) at 2:00 pm ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.klgold.com.

Date: Wednesday, February 21, 2018, 2:00 pm ET

Conference ID: 8274437

Toll-free number: 1 (866) 326-3081

International callers: 1 (734) 385-2616

Webcast url: https://event.on24.com/wcc/r/1553559/4CDA4998DC01D4D4BD697C8EC56F8CB9

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com